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                            SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.  20549

                                          ------

                                       SCHEDULE 13D/A
                                       (RULE 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                         RULE 13d-2(a)
                                       (Amendment No.32)

                                      MICHAELS STORES, INC.
                                         (Name of Issuer)

                           COMMON STOCK, PAR VALUE $0.10 PER SHARE
                                 (Title of Class of Securities)

                                           594087-10-8
                                         (CUSIP Number)

                                         ROBERT L. ESTEP
                                    JONES, DAY, REAVIS & POGUE
                                      2727 N. HARWOOD STREET
                                        DALLAS, TEXAS 75201
                                          (214) 220-3939
                           (Name, Address and Telephone Number of Person
                         Authorized to Receive Notices and Communications)

                                           OCTOBER 4, 2001
                     (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . / /

                               (Continued on following pages)

                                    (Page 1 of 6 Pages)
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CUSIP No. 594087-10-8                 13D/A                  Page 2 of 6 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sam Wyly
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  /X/
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     BK, OO, WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER
   NUMBER OF                      175,896
     SHARES                  --------------------------------------------------
  BENEFICIALLY                (8) SHARED VOTING POWER
    OWNED BY                      0
      EACH                   --------------------------------------------------
   REPORTING                  (9) SOLE DISPOSITIVE POWER
  PERSON WITH                     675,896
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     675,896
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

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CUSIP No. 594087-10-8                 13D/A                  Page 3 of 6 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Charles J. Wyly, Jr.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  /X/
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     BK, OO, WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER
   NUMBER OF                      466,444
     SHARES                  --------------------------------------------------
  BENEFICIALLY                (8) SHARED VOTING POWER
    OWNED BY                      0
      EACH                   --------------------------------------------------
   REPORTING                  (9) SOLE DISPOSITIVE POWER
  PERSON WITH                     716,444
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     716,444
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

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CUSIP No. 594087-10-8                 13D/A                  Page 4 of 6 Pages


         This Schedule 13D/A Amendment No. 32 hereby amends the following items of Schedule 13D, filed jointly by Messrs. Sam Wyly and Charles J. Wyly, Jr. with respect to the securities of Michaels Stores, Inc.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) On October 4, 2001, the Reporting Persons ceased to be beneficial owners of more than 5% of the shares of Common Stock. As a result, Sam Wyly beneficially owns 675,896 shares, or approximately 2.0% of the outstanding shares of Common Stock. Sam Wyly beneficially owns (i) 500,000 of such shares by virtue of his ownership of options to purchase shares of Common Stock,
(ii) 100,000 of such shares as the sole general partner of Tallulah, Ltd.,
(iii) 1,110 of such shares owned by his spouse, and (iv) an aggregate of 74,786 of such shares as the sole trustee of the Sam Wyly Trusts listed below:

                                                          NUMBER OF SHARES
                            NAME OF TRUST                BENEFICIALLY OWNED
                            -------------                ------------------
              1.  The Christiana Parker Wyly Trust             37,393
              2.  The Andrew David Sparrow Wyly Trust          37,393

         Sam Wyly possesses sole voting power with respect to 175,896 shares of Common Stock and sole dispositive power with respect to 675,896 shares of Common Stock.

         Charles J. Wyly, Jr. beneficially owns 716,444 shares, or approximately 2.2% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owns (i) 50,000 of such shares by virtue of his ownership of options to purchase shares of Common Stock, (iii) 280,000 of such shares as a trustee of the general partner of Stargate, Ltd., 200,000 of which are by virtue of Stargate, Ltd.'s ownership of options to purchase shares of Common Stock, and (iv) an aggregate of 386,444 of such shares as trustee of the Charles Wyly Trusts listed below:

                                                          NUMBER OF SHARES
                            NAME OF TRUST                BENEFICIALLY OWNED
                            -------------                ------------------
              1.  The Martha Caroline Wyly Trust                74,969
              2.  The Charles J. Wyly III Trust                104,403
              3.  The Emily Ann Wyly Trust                     104,302
              4.  The Jennifer Lynn Wyly Trust                 102,770

         Charles J. Wyly, Jr. possesses sole voting power with respect to 466,444 shares of Common Stock and sole dispositive power with respect to 716,444 shares of Common Stock.

         The Reporting Persons as a group beneficially own an aggregate of 1,392,340 shares of Common Stock, or approximately 4.2% of the outstanding shares of Common Stock. The Reporting Persons as a group have sole voting power with respect to 642,340 shares of Common Stock and sole dispositive power with respect to 1,392,340 shares of Common Stock.

         (b) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

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CUSIP No. 594087-10-8                 13D/A                  Page 5 of 6 Pages


                                  SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2002                       /s/ Sam Wyly
                                             --------------------------------
                                             Sam Wyly


                                             /s/ Charles J. Wyly, Jr.
                                             --------------------------------
                                             Charles J. Wyly, Jr.